Exhibit 99.5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of and reference to our name and to the use of extracts from our report dated February 10, 2011, evaluating the proved and probable reserves of Compton Petroleum Corporation, as of December 31, 2010, in Compton Petroleum Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010.

Yours truly, GLJ Petroleum Consultants Ltd.
By:	/s/ Myron J. Hladyshevsky, P. Eng.
Myron J. Hladyshevsky, P. Eng. Vice-President

Calgary, Alberta
February 14, 2011

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of and reference to our name and to the use of extracts from our report dated February 10, 2011, evaluating the proved and probable reserves of Compton Petroleum Corporation, as of December 31, 2010, in Compton Petroleum Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010.